February 24, 2005



Mail Stop 4-8

Herbert W. Watts
President and Chief Executive Officer
Great Pee Dee Bancorp, Inc.
901 Chesterfield Highway
Cheraw, South Carolina 29520

Re:	Form 10-KSB
      Filed September 28, 2004
	File No. 000-23521

Dear Mr. Watts:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments in future filings beginning with your Form 10-QSB for the period ended March 31, 2005, as appropriate. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Item 1. Business - page 2

Origination, Purchase and Sale of Loans - page 5

1. Please revise this section to provide an expanded discussion of your loan sale activity and related policies. Similarly, revise MD&A to discuss the effects of these activities on operations and revise the financial statements to include the disclosures set forth in paragraphs 10.33 through 10.36 of the AICPA Audit Guide for Depository and Lending Institutions.

Non Performing and Problem Assets - page 5

2. As of the most recent reported period, disclose

a) The gross interest income that would have been recorded in the period then ended if nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period.
b) The amount of interest income on nonaccrual loans that was included in net income for the period.

Refer to Instruction (2) of Item III.C.1 of Industry Guide 3.

Investments - page 8

3. Please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not such as securities issued by government-sponsored enterprises. Refer to section II.C.2. of the Accounting and Disclosure Issues guidance issued on November 30, 2004 by the Division of Corporation Finance.

4. Please disclose the book yield related to your trust preferred securities in your table on page 9.

5. Please include a brief note describing whether yields on tax exempt obligations were computed on a tax equivalent basis in your table on page 9. Refer to the Instruction under Item II.B of Industry Guide 3.

Source of Funds - Page 9

6. As of the end of the latest reported period, state the amount outstanding of (1) time certificates of deposit in amounts of $100,000 or more and (2) other time deposits of $100,000 or more by time remaining until maturity of 3 months or less; over 3 through
6
months; over 6 through 12 months; and over 12 months. Refer to Item
V.D of Industry Guide 3.

2004 Annual Report

Management`s Discussion and Analysis - page 3

Net Interest Income - page 6

7. If loan fees are included in your interest income calculation in your table on page 6, disclose the amount of such fees. Refer to Instruction (3) of Item I of Industry Guide 3.

8. Please include a brief note to your table on page 6 describing whether yields on tax exempt obligations were computed on a tax equivalent basis. Refer to Instruction (4) of Item I of Industry
Guide 3.

Liquidity and Capital Resources - page 11

9. Please revise this section and the footnotes to the financial statements to disclose the amount of dividends distributable by the bank without prior regulatory approval.

Allowance for Loan Losses - page 12

10. Please revise to discuss the specifics of how you develop and apply the formula allowance for the non-impaired loans portion of your loan portfolio.

Note A. Significant Accounting Policies - page 20

General

11. Please revise to provide revenue recognition policies for all major non-interest income revenue sources. Please address each source individually, disclosing the specific nature of each source and how you determine when the earning process is complete.

12. Please revise to describe your accounting policy and methodology you use to estimate any liability for off-balance sheet credit losses. Refer to paragraph 13(b) of SOP 01-6.

Loans Held for Sale - page 21

13. Please revise to disclose the aggregate amount of gains or losses on sales of loans (including adjustments to record loans held for sale at the lower of cost or fair value). Refer to paragraph 13(d) of
SOP 01-6.

Loans Receivable - page 22

14. Please revise to clearly describe your accounting policy for charging off uncollectible loans. Refer to paragraph 13(c)(2) of SOP
01-6.

15. Please revise to describe your accounting policy for determining past due or delinquency status (that is, whether past due status is based on how recently payments have been received or contractual terms). Refer to paragraph 13(c)(3) of SOP 01-6.

Note B. Investment Securities - page 30

16. We noted that you re-classified your held-to-maturity investment portfolio to available-for-sale during fiscal year 2004. Please disclose the net carrying amount of the transferred securities and the circumstances leading to the decision to sell or transfer them.
Refer to paragraph 22 of SFAS 115.

Form 10-QSB for the period ended December 31, 2004

17. Please revise to include the summary of loan loss experience disclosures under Item IV of Industry Guide 3. Also, revise MD&A to provide an expanded discussion of the facts and circumstances used in determining the provision in each period presented, including the impact of the reduced provision on net income in fiscal 2005, the significant increase in your loan portfolio and the significant decrease in the allowance as a percentage of loans receivable at December 31, 2004 compared to June 30, 2004. We note your reference to a reduction in non-accrual loans, but question how that fact in itself equates to the significant decrease in the allowance as a percentage of total loans.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. In your response, please key your responses to our comments and tell us of your intent to provide the requested disclosures in future filings. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley at 202-824-5568 or me at 202-
942-
1782 if you have questions regarding comments.


Sincerely,



Paul Cline
	Senior Accountant


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Herbert W. Watts
Great Pee Dee Bancorp, Inc.
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